Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Personal Retirement Manager Series I

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager Series I

Supplement dated August 25, 2025 product notice dated April 30, 2025
This contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Personal Retirement Manager B-Share Series I, Personal Retirement Manager C-Share Series I and II, Personal Retirement Manager I-Share Series I, Personal Retirement Manager L-Share Series I, Huntington Personal Retirement Manager B-Share Series I and Personal Retirement Manager Select B-Share Series I. If you purchased this contract between August 24, 2009 and August 16, 2010, marketing names included Leaders Series V, Leaders Access Series V, Leaders Advisory Series V, Huntington Leaders Series III and Leaders Select Series III.
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.95%*
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.17%

HV-8181